ShiftPixy, Inc.

4101 NW 25th Street

Miami, FL 33142

March 7, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	ShiftPixy, Inc. Registration Statement on Form S-1, as amended File No. 333-276750

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 5, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, March 7, 2024, at 4:30 p.m. Eastern Time or as soon as reasonably practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

ShiftPixy, Inc.

By:	/s/ Scott W. Absher
Scott W. Absher
Chief Executive Officer